Bradford & Bingley


10015147

SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

26 January 2010

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcements released by Bradford & Bingley plc to the equity securities market in the UK.

In my previous letter I asked if it was possible to send the notices to you via email or some other means in order to simplify the process, your advice would be appreciated.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Hilary H. Hall

Hilary Hall (Mrs)
Company Secretary's Office

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

58417-1

F0427 (02/2007)

Bradford & Bingley plc

25 January 2010

State Aid Approval and HMT guarantee

Bradford & Bingley welcomes today's announcement by the European Commission ("EC") approving its Business Plan and application for State Aid. More information, along with a copy of the commission's press announcement, will be posted on the Company's website.

HM Treasury also announced today that they are extending the terms of the wholesale guarantee arrangements for Bradford & Bingley. Details of this announcement can be found at www.hm-treasury.gov.uk.

ENDS

Contacts:

Press Office:
+44(0)1274 554 042

Investors:
+44(0)1274 806 341

www.bbg.co.uk

Technical note outlined in the Business Plan issued 27 March 2009

Bradford & Bingley plc's strategic objectives and priorities:

To repay the Working Capital Facility to HM Treasury and the Statutory Debt to the FSCS and HM Treasury as soon as market conditions allow, and to protect the taxpayer, whilst also treating customers and creditors fairly.

Run down the balance sheet:
- Cease new lending
- Run down the mortgage book through redemptions and loan sales where appropriate
- Run down or sell the commercial loan book and other wholesale assets

Minimise impairment and losses:
- Manage mortgage arrears through an active collections strategy
- Increase focus on collections from larger portfolio landlords
- Offer a range of options to customers facing payment difficulties
- Minimise losses and pursue recoveries

Restructure and re-align the business to its new, more focused objectives:
- Reduce costs
- Manage the impact on the community
- Develop a new operating model

Provide transitional services to Abbey for up to 18 months from the date of the Transfer to support the transferred branch and deposits business

Bradford & Bingley plc

General Meeting 24 November 2009 - Special Resolutions

Two copies of two special resolutions approved by the Shareholder at a General Meeting of Bradford & Bingley plc held on 24 November 2009, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

End
26 November 2009